VIA EDGAR

April 26, 2021

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Nowigence, Inc.

Post-Effective Amendment No. 8 to Form 1-A

Filed January 29, 2021

File No. 024-10957

Dear Mrs. Woo,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Post-qualification Amendment No. 8 (“Amendment No. 8”) to the above-referenced Form 1-A. The January 29, 2021 has been reviewed and there were no additional comments by the staff, however in this submitted amendment the company has changed the price range and some minor busniess related issues under “DESCRIPTION OF BUSINESS” page 36.

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

CC: Anoop Bhatia

CC: David Evans, Esq